News Release
TSX:RMX | NYSE Amex:RBY March 23, 2009

Rubicon Continues to Hit High-Grade Gold at F2 Zone, Phoenix Gold Project, Red Lake, Ontario

- high-grade intercepts include 2.01 oz/ton gold over 13.1 feet (68.8 g/t gold over 4.0 metres)-

- includes 10.76 oz/ton gold over 1.6 feet (368.9 g/t gold over 0.5 metres)-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE AMEX) is pleased to announce new results from ongoing drilling at its 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. The Company is conducting drilling to expand the F2 Gold Zone from which significant high-grade and bonanza-grade gold intercepts have been reported laterally over 580 metres and to depths of up to 1101 metres below surface (see news releases from March 12, 2008, onwards).

F2 Zone northeast extension drilling

New drilling in this area has returned 2.01 oz/ton gold over 13.1 feet (68.8 g/t gold over 4.0 metres) including 10.76 oz/ton gold over 1.6 feet (368.9 g/t gold over 0.5 metres) plus 1.01 oz/ton gold over 3.3 feet (34.6 g/t gold over 1.0 metres).  See Table 1 for tabulated recent results and Figures 1 to 3 for drill hole locations. High-grade gold mineralization is hosted within sulphide-rich basalts which are similar to those at the core of the F2 Zone, located approximately 200 metres to the southwest. In the core of the F2 Zone, over 35,000 metres of drilling completed to date has identified numerous high-grade gold bearing zones extending from surface to 1101 metres below surface. For a complete tabulation of all significant results from the F2 Zone to date, please refer to the compilation table posted on the Company’s website at www.rubiconminerals.com.

These new intercepts are significant because:

1)	They confirm that the F2 system continues to grow and is developed some 200 metres northeast of the core of the F2 Zone (see Figures 1-3).

2)
Host basalts near surface in the northeast extension area are interpreted to extend to depth where three previous holes have intersected gold-bearing basalts between 653 metres and 782 metres below surface (see news releases dated July 8, 2008 and October 21, 2008). This sparsely-drilled area outlines a large, highly prospective target area immediately adjacent to the core of the F2 Zone where over 35,000 metres of drilling confirms gold mineralization extends from surface to 1101 metres below surface. Additional drilling is required to confirm if the northeastern area and the F2 Zone are part of the same gold system.

F2 Zone southwest extension drilling

New high-grade results immediately southwest of the core F2 Zone continue to confirm the presence of high grade gold in this area. Results include 1.24 oz/ton gold over 1.6 feet (42.44 g/t gold over 0.5 metres), 1.09 oz/ton over 3.3 feet (37.3 g/t gold over 1.0 metres) 0.91 oz/ton gold over 2.5 feet (31.03 g/t gold over 0.75 metres). Mineralization is closely associated with gold-bearing sulphide-rich intervals and is also developed within felsic intrusive rocks (Table 1).

“These new results continue to build on our previous twelve news releases detailing impressive gold intercepts at the F2 Zone since its discovery.  Extensive drilling will be required to determine the extent of the F2 gold system which remains open in all directions. Following the closing of our recent $40 million financing, we are evaluating how best to achieve this goal and we expect to be announcing an expanded exploration program in the near term.” stated David Adamson, President and CEO.

Rubicon is currently dewatering the Phoenix shaft and workings which are approximately 450 metres northwest of the F2 Zone. Dewatering is anticipated to be completed by the end of March and once complete, rehabilitation of the shaft will take place, followed by the initiation of the shaft extension to a depth of 350 metres below surface. Although the Company estimates it will take approximately three to four months to complete the shaft extension, a more accurate evaluation will be made once work is underway.  Rubicon views the underground drilling to be a more effective method to explore and expand the F2 Zone as underground drilling is cost effective, flexible in terms of drilling direction and not subject to seasonal delays compared to surface drilling. In addition, access to underground exposures will provide valuable geological and structural information to better understand the F2 Zone.

Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 25% of the issued shares of the Company.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

Table 1:  Assay Results
Hole Number	Depth to Centre (m)	Gold (g/t)	Metres	Gold (oz/ton)	Feet
Northeast Extension Drilling
F2-41	43	43.0	0.5	1.25	1.6
F2-41	74	5.1	48.0	0.15	157.4
Incl.	53	260.5	0.5	7.60	1.6
F2-41†	114	4.9	3.0	0.14	9.8
F2-42	74	5.7	7.8	0.17	25.7
Incl.	75	6.2	7.0	0.18	23.0
Incl.	76	15.7	1.1	0.46	3.6
F2-42	91	6.1	6.0	0.18	19.7
Incl.	93	18.5	1.0	0.54	3.3
F2-42	170	4.8	14.7	0.14	48.2
Incl.	164	20.1	0.7	0.59	2.3
F2-44†	32	9.2	2.5	0.27	8.2
F2-44	39	173.7	2.5	5.07	8.2
Incl.	38	854.1	0.5	24.91	1.6
F2-47†	137	34.6	1.0	1.01	3.3
F2-50†	185	4.2	3.0	0.12	9.8
F2-57*†	109	68.8	4.0	2.01	13.1
incl.	109	368.9	0.5	10.76	1.6
Southwest Extension Drilling
F2-42†	663	15.5	4.0	0.45	13.1
Incl.†	663	19.7	3.0	0.57	9.8
Incl.†	663	37.4	1.2	1.09	3.9
F2-42	672	119.6	0.5	3.49	1.6
F2-40	74	26.9	1.0	0.79	3.3
F2-40	592	7.0	3.5	0.20	11.5
Incl.	592	8.0	3.0	0.23	9.8
F2-40	598	3.7	6.0	0.11	19.7
F2-40	721	16.7	1.0	0.49	3.3
F2-43	699	6.8	3.5	0.20	11.5
Incl.	698	8.7	2.5	0.25	8.2
F2-43†	965	10.8	1.0	0.32	3.3
F2-48†	114	5.3	4.0	0.16	13.1
F2-49†	164	4.5	8.7	0.13	28.4
F2-51†	447	31.0	0.8	0.91	2.5
F2-54*†	56	4.3	13.0	0.13	42.7
incl.†	53	37.3	1.0	1.09	3.3
F2-54*†	84	4.2	6.0	0.12	19.7
incl.†	86	9.5	2.0	0.28	6.6
incl.†	86	12.8	1.0	0.37	3.3
F2-56*†	51	12.1	2.0	0.35	6.6
incl.†	51	42.4	0.5	1.24	1.6
†New assay results this release – all assays uncut
                            *Assay pending for portions of the hole

Figure 2: Composite Cross Section Looking Northeast

NW
SE
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
12.1 / 2.0
incl 42.4 / 0.5
4.3 / 13.0
incl 37.3 / 1.0
4.2 / 6.0
incl 9.5 / 2.0
or 12.8 / 1.0
34.6 / 1.0
4.2 / 3.0
9.2 / 2.5
4.9 / 3.0
5.3 / 4.0
68.8 / 4.0
incl 368.9 / 0.5
4.5 / 8.7
31.0 / 0.8
15.5 / 4.0
incl 19.7 / 3.0
and 37.4 / 1.2
10.8 / 1.0
New Assay Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Assay Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
0
100
200
Metres

All data points shown on this figure satisfy the following cut-off criteria: >10.0 gram*metre product and >3.0 g/t gold.

Figure 3: Composite Long Section Looking Northwest

SW
NE
0 m
Mine Shaft
Lake Surface
12.1 / 2.0
incl 42.4 / 0.5
4.3 / 13.0
incl 37.3 / 1.0
-150 m
4.2 / 6.0
incl 9.5 / 2.0
or 12.8 / 1.0
5.3 / 4.0
4.5 / 8.7
4.9 / 3.0
68.8 / 4.0
incl 368.9 / 0.5
34.6 / 1.0
4.2 / 3.0
9.2 / 2.5
-350 m
31.0 / 0.8
-550 m
15.5 / 4.0
incl 19.7 / 3.0
and 37.4 / 1.2
-750 m
-950 m
10.8 / 1.0
-1150 m
New Assay Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Assay Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
0
100
200
Metres

All data points shown on this figure satisfy the following cut-off criteria: >10.0 gram*metre product and > 3.0 g/t gold. Section thickness: 430 metres

Assaying and Qualified Person

Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. Assays are uncut as is standard practice in Red Lake. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", “suggest”  and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependant on projections which will need to be confirmed when underground work is commenced. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.